FEDERATED HERMES HIGH INCOME BOND FUND, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 10, 2023

Ms. Deborah O’Neal

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES HIGH INCOME BOND FUND, INC. (the “Registrant” or the “Fund”)

(to be renamed as FEDERATED HERMES SUSTAINABLE HIGH YIELD BOND FUND, INC.)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

1933 Act File No. 002-60103

1940 Act File No. 811-02782

Dear Ms. O’Neal:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on April 25, 2023, regarding its Post-Effective Amendment No. 85 under the Securities Act of 1933, as amended, and Amendment No. 78 under the Investment Company Act of 1940, as amended, to the Registration Statement of the above-referenced Registrant filed on March 7, 2023.

COMMENT 1. General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Prospectus - Fund Summary Information: RISK/RETURN SUMMARY: FEES AND EXPENSES

The Staff notes the fee waiver disclosure in Footnote 1 of the Fee Table. Please confirm that the committed fee waiver will remain in place for at least one year from the effective date of the Registration Statement.

In addition, please confirm if there is any plan of reimbursement or recoupment of waived fees. If there is such a plan, please disclose the terms and conditions of the plan in Footnote 1.

RESPONSE:

The Registrant confirms that the fee waivers disclosed in Footnote 1 will remain in effect for at least one year from the effective date of the Registration Statement. Footnote 1 will be revised to reflect a June 1, 2024, termination date for the fee waivers in the Registrant’s Rule 485(b) filing.

The Registrant confirms that there is no plan of reimbursement or recoupment of waived fees. Accordingly, no additional disclosure is required in Footnote 1.

COMMENT 3. Prospectus - Fund Summary Information: RISK/RETURN SUMMARY: INVESTMENTS, RISKS AND PERFORMANCE: What are the Fund’s Main Investment Strategies?

The Staff notes the following disclosure:

“Derivative investments made by the Fund are included within the Fund’s 80% policy (as described below) and are calculated at market value.”

Please confirm that cash and cash equivalent positions associated with the Fund’s derivatives are excluded when testing the Fund’s 80% policy for compliance. Please also confirm that derivative positions are calculated at market value and not notional value.

RESPONSE:

The Registrant confirms that cash and cash equivalent positions associated with derivatives are excluded when testing the Fund’s 80% policy for compliance and that derivative positions are valued at market value and not notional value.

COMMENT 4. Prospectus - Fund Summary Information: RISK/RETURN SUMMARY: INVESTMENTS, RISKS AND PERFORMANCE: What are the Fund’s Main Investment Strategies?

Please clarify in the Summary Prospectus the meaning of “lower-rated fixed-income investments” as disclosed in the Fund’s investment strategies.

RESPONSE:

The Registrant notes that, as disclosed in the Fund’s Prospectus under “What are the Fund’s Principal Investments?” the Fund includes a section entitled “Lower-Rated, Fixed-Income Securities” which defines such securities as those rated below investment grade (i.e., BB or lower) by a nationally recognized statistical rating organization and that there is no minimal acceptable rating for a security to be purchased or held by the Fund and the Fund may purchase or hold unrated securities and securities whose issuers are in default.

Accordingly, in response to the Staff’s comment, the Registrant will revise the relevant portion of its policy in both the summary and statutory investment strategy disclosures as follows (addition is bold and underlined):

“The Fund pursues its investment objective by investing primarily in a diversified portfolio of sustainable, lower-rated fixed-income investments (i.e., BB or lower).”

COMMENT 5. Prospectus - Fund Summary Information: PERFORMANCE: BAR CHART AND TABLE: Risk/Return Bar Chart

With respect to the first sentence in the Risk/Return Bar Chart introductory narrative, please bold the following sentence to highlight it for investors:

“Prior to May 26, 2023, the Fund was managed pursuant to a different investment strategy.”

RESPONSE:

The Registrant will bold the first and second sentences of the introductory narrative as follows:

“Prior to May 26, 2023, the Fund was managed pursuant to a different investment strategy. As a result of the difference in investment strategy, the performance information presented for periods prior to May 26, 2023, reflects management of the Fund consistent with investment strategies in effect during those periods and might have differed materially if the Fund’s investments had been managed under its current strategies.”

COMMENT 6: Prospectus: - Fund Summary Information: FUND MANAGEMENT

The Staff notes that the Fund is adding a sub-adviser. Please confirm the Registrant’s analysis for adding the sub-adviser to the Fund without seeking prior shareholder approval.

RESPONSE:

Federated Investment Management Company (“FIMCO”), a wholly owned subsidiary of Federated Hermes, Inc., is the Fund’s Adviser. The Fund’s proposed sub-adviser, Hermes Investment Management Limited (“HIML”), is also a wholly-owned subsidiary of Federated Hermes, Inc. As such, both FIMCO and HIML are under common control and oversight with the other wholly owned advisory subsidiaries of Federated Hermes, Inc. As proposed, FIMCO will remain as Adviser and appoint HIML as subadviser. The Registrant confirms that in connection with HIML’s appointment as subadviser there will be no material changes to the existing advisory agreement, including the compensation received or aggregate advisory services provided thereunder, and that there will be no diminution or other adverse change in the quality or level of the advisory services provided to the Fund. After reviewing the applicable SEC staff guidance and no-action relief, in reliance on an opinion from Fund counsel, the Registrant confirms that the addition of HIML as sub-adviser to the Fund should not be considered an assignment of an advisory agreement that would require shareholder approval of HIML as the Fund’s new sub-adviser.

COMMENT 7. Prospectus: - Fund Summary Information: TAX INFORMATION

The Staff notes the following disclosure:

“The Fund’s distributions are taxable as ordinary income or capital gains except when your investment is through a 401(k) plan, an Individual Retirement Account or other tax-advantaged investment plan.”

Please clarify this statement by adding disclosure that income or capital gains may become taxable when withdrawn from the noted plans.

RESPONSE:

The Registrant will revise the disclosure as follows (addition is bold and underlined):

“The Fund’s distributions are taxable as ordinary income or capital gains except when your investment is through a 401(k) plan, an Individual Retirement Account or other tax-advantaged investment plan. When your Fund investments are withdrawn from a 401(k) plan, an Individual Retirement Account or other tax-advantaged investment plan, they may be taxable.”

COMMENT 8. Statement of Additional Information: - Investment Objective (and Policies) and Investment Limitations

The Staff notes the following bold disclosure in this section:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Please add a statement that the limitations are fundamental.

RESPONSE:

The Registrant will make the following revision to the noted disclosure (addition is bold and underlined):

“The above limitations are fundamental and cannot be changed unless authorized by the Board and by the vote of a majority of the Fund’s outstanding voting securities, as defined by the 1940 Act which means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Questions on this letter or requests for additional information may be directed to me at 724-720-8209 or at Kim.McCann@FederatedHermes.com.

Very truly yours,

/s/ Kimberly McCann
Kimberly McCann
Senior Paralegal
Federated Hermes, Inc.